

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

<u>Via Facsimile</u>
Congwu Cheng
Chief Executive Officer
AutoNavi Holdings Limited
16/F, Section A, Focus Square
No 6. Futong East Avenue, Wangjjng
Chaoyang District, Beijing 100102
The People's Republic of China

>   **Re: AutoNavi Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 25, 2012**
>   **File No. 001-34784**

Dear Mr. Cheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Liquidity and Capital Resources, page 71</u>

1. Tell us what consideration you gave to disclosing the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE as of December 31, 2011 that would be subject to foreign withholding taxes and other corporate income tax if remitted to your holding company, or distributed to shareholders.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 105

2. Your effectiveness conclusion in this section contains only a partial definition of
    disclosure controls and procedures. You are not required to include the definition of
    disclosure controls and procedures in this section, but if you choose to do so you must
    include the entire definition, which can be found in Exchange Act Rule 13a-15(e). With
    respect to your current disclosure, please clarify, if true, that your officers also concluded
    that your disclosure controls and procedures were effective in ensuring that information
    required to be disclosed in the reports that you file or submit under the Exchange Act is
    accumulated and communicated to your management, including your chief executive and
    principal financial officer, as appropriate to allow timely decisions regarding required
    disclosure. Refer to Item 15(a) of Form 20-F.

Changes in Internal Control over Financial Reporting, page 105

3. We note your statement that except for certain remedial measures previously described in
    the annual report, there were no significant changes in your internal control over financial
    reporting during the year ended December 31, 2011 that materially affected, or were
    reasonably likely to materially affect, your internal control over financial reporting. Item
    15(d) of Form 20-F requires that you disclose any change, not just significant changes, in
    your internal control over financial reporting that is identified in connection with the
    evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15. Please
    tell us whether there were any such changes, other than the remedial measures discussed
    in the Form 20-F, during the year ended December 31, 2011 that materially affected, or
    were reasonably likely to materially affect, your internal control over financial reporting.
    Please confirm that you provide will similar disclosure in your future filings.

Consolidated Financial Statements

Note 21. Statutory Reserves, page F-41

4. We note from your disclosures on page 74 that under PRC laws and regulations, your
    PRC subsidiary and consolidated variable interest entities are subject to certain
    restrictions with respect to paying dividends or otherwise transferring any of their net
    assets. Please tell us your consideration of disclosing the amounts of retained earnings or
    net income restricted or free from restriction and to presenting parent only financial
    statements. In this regard, we note that you had provided these disclosures in your 2010
    Form 20-F. Provide us with your analysis and explain whether the amount of restricted
    net assets exceed 25% of your consolidated net assets as of December 31, 2011. We refer
    you to Rule 4-08(e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Attorney-Advisor, at (202) 551-3456 or Mark Shuman, Legal Branch Chief, at (202)-551-3462. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief